

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

Joseph R. Mitchell
Chief Executive Officer
PHOENIX MOTOR INC.
1500 Lakeview Loop
Anaheim, CA, 92807

> **Re: PHOENIX MOTOR INC.**
> **Draft Registration Statement on Form S-1**
> **Filed August 24, 2021**
> **File No. 377-05406**

Dear Mr. Mitchell:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please provide a basis for or revise the claim that you are a "leader" in developing light and medium duty commercial electric vehicles for various service and government fleet markets.

2. Disclosure indicates that you sell your products both fully integrated into complete vehicles and in kit form to other partners for integration in the same vehicle platforms. Please describe whether and to what extent these partners constitute competition for your proprietary vehicles in their markets.

3. Please revise to ensure that the information you include in your summary is

balanced, such as, by way of example and not limitation, additional disclosure that provides context to statements such as "we have achieved record numbers in both orders and backlog" and that one of your competitive strengths is a "Proven Business Model and Technology Generating Revenue.." We note for example that the registrant has generated revenues of only $4 million in calendar year 2019 and $4.5 million in calendar year 2020, notwithstanding that the company delivered its first commercial EV in 2014. During those same time periods, the company has suffered net losses of $6 million and $4.6 million, respectively. Revise the disclosure to provide support for why this is therefore a "proven" business model. In addition, provide additional detail here and on page 43 as to the "record numbers" relative to prior period numbers so that investors can better understand the magnitude of the achievement.

Growth Strategy, page 2

4. To provide context for the growth strategies discussed in this section, please expand your disclosures to better discuss the timing and status of your business, operations and plans. For example:
   - Expand the first bullet point to explain what is meant by the term "collaborating" with EasyMile. For example, indicate if a legal contract with EasyMile exists, and if so, whether it covers allocation of any revenues. In addition, quantify the grant and specify its current and potential impact on the registrant's current financials and future prospects.
   - Supplement the disclosure the second bullet point and the language "We have started..." and "...we plan to incorporate" to provide potential investors with a sense of timing with respect to both of these points.
   - Supplement the disclosure in the third bullet point to better explain the reference "support from our sales and supply chain partners..." In the last sentence, expand the disclosure to clarify the reference to "should allow..." For example, indicate what limitations or qualifications are implied by this statement.
   - Revise the references in the fourth bullet point to "advanced stage" and "actively pursuing various opportunities to clarify what these terms mean in terms of timing, signed contracts and expected revenues from such relationships.
   - Supplement the disclosure in the fifth bullet point to indicate the timing of the company's plan to offer charging products for the residential and multi-family EV markets and the expected contribution to the company's future revenues.

Summary Financial and Other Data, page 8

5. Please revise to present historical basic and diluted earnings per share, together with the number of shares used to compute such per share data for all periods presented.

Phoenix's current backlog consists entirely of orders for vehicles with a new drive system and a new chassis..., page 10

6.   Disclosure indicates that "[t]hese changes require Phoenix's engineering team to update the Generation 3 drive system to be compatible with both the 2019, as well as the 2021 chassis. Delays in deploying this new drive system or adapting to the new chassis have adversely affected...our production targets..." Please supplement the disclosure to indicate the current expected timing to complete these updates of the Gen 3 drive system. Also specify the extent of the referenced "delays."

Concentration of ownership among our existing principal stockholder, executive officers, directors and their affiliates..., page 19

7.   While the disclosure in this risk factor currently leaves blank the percentage of shares that will be beneficially owned by your executive officers, directors, principal shareholders and their affiliates generally, and EdisonFuture, Inc. specifically, the disclosure does indicate that these stockholders will be able to exercise effective control over all matters requiring stockholder approval, including the election of directors, amendments of your certificate of incorporation and approval of significant corporate transactions. Please provide us your analysis of whether you will be a "controlled company" under exchange listing rules and, if so, disclose the corporate governance exemptions that will be available to you and the related risks to investors.

Risk Factors
"We are eligible to be treated as an emerging growth company,...", page 22

8.   It appears from your disclosures on page F-12 that you have elected to avail yourself of the extended transition period for complying with new or revised accountings standards. Please revise the risk factor to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also, state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Market, Industry and Other Data, page 25

9.   Please tell us whether you commissioned any of the third-party data presented in your document and, if so, please file any applicable consents as exhibits.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

10.   You disclose that certain discussions of the results of the operations in this section are on a pro form basis, giving pro forma effect to the Business Combination as if it had occurred on January 1, 2020. Please note pro forma results should not be discussed in isolation and

should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. Additionally, pro forma financial information should be prepared in accordance with Article 11 of Regulation S-X. In this regard, please explain how the pro forma information is derived, including the nature and impact of pro forma adjustments. The pro forma information should also assume that the Business Combination had been consummated on January 1, 2019, the first day of the earliest period presented. Please revise accordingly.

Business, page 38

11.   The penultimate paragraph on page 38 indicates that the company entered into a memorandum of understanding with Creative Bus Sales and Forest River. Please revise to indicate if such MOU is legally binding and whether the company has received any revenue as a result of such MOU. Also indicate the timing for expected delivery of the buses covered by this MOU and payments for such deliveries. Disclosure should provide sufficient detail to ensure that investors are fully informed regarding the company's current and potential revenue resulting from the MOU and any risks related to, if true, the lack of any legally enforceable obligation of Creative Bus Sales and Forest River.

12.   The first paragraph on page 40 indicates that "[w]e believe that...the market for electric buses and trucks will experience substantial demand and significant growth in the foreseeable future." Please provide support for such belief. In addition, based on the company's current inventory, production and planned production of vehicles in particular sub-markets, please supplement this disclosure to indicate what portion of this larger market is the actual market that the company will foreseeably be able to target, sell into, etc. in the next one to five years.

Market Opportunities, page 41

13.   Disclosure indicates that the company's target market is largely light and light and medium-duty buses and trucks. Please supplement this disclosure to indicate how much of the larger market described on the preceding pages is represented by light and light and medium-duty buses and trucks. We note the disclosure on page 42 that "[b]ased on industry sources, we believe the initial addressable market for electric commercial cutaway trucks and buses is approximately $11 billion by 2030." Please confirm in the disclosure that this is the "target market" referenced in the first sentence of this comment and provide support for the referenced "$11 billion." Given the registrant's actual revenues in the last two fiscal years, please provide contextual disclosure so that potential investors can better understand how much of this $11 billion market the company can realistically expect to target given its current limitations with respect to its production capacity, technological limitations, number of employees, etc.

14.   In addition, we note the disclosure on page 42 that "[a]s of July 31, 2021 Phoenix has 31 customers who have deployed our range of electric shuttle buses and trucks" and on page

43 that "[a]s of July 31, 2021 we have 96 Class 3 & 4 EVs deployed..." Please indicate in the disclosure the approximate dollar amount represented by these 96 vehicles and whether this figure represents sales since 2014 or a more recent date. In addition, please advise us, with a view towards revised disclosure, why an $11 billion market is relevant to a potential investor's investment decision given the relatively insignificant number of electric vehicles sold by the company as compared to this "addressable" $11 billion market.

Customers and Backlog , page 48

15.   Disclosure indicates that the current confirmed backlog of 50 orders represents more than six months of production and over $9.6 million of potential revenue. With a view towards disclosure, please advise whether these orders may be cancelled unilaterally by the customer and how much notice of such cancellation is required to be given by the customer. Also confirm whether the reference to "six months" means that the company will have completed these orders and made delivery over the next six months. If not, please clarify when the company expects to complete such production and receive corresponding payment for delivery.

16.   Disclosure in this same paragraph indicates that Phoenix also has "verbally conformed [sic] orders for additional 25 vehicles and e-drive kits representing potential revenue of $5.1 million." Please supplement the disclosure to explain what is meant by the intended phrase "verbally confirmed" and whether such orders are cancellable and how much notice of cancellation is required to be given by the customer. Also indicate the timing for the beginning of production for such orders.

Security Ownership Of Certain Beneficial Owners And Management, page 66

17.   Disclosure indicates that the calculations of beneficial ownership in the table are based on 70 million shares of common stock outstanding at August 10, 2021. However, the table includes 74.2 million shares, reflecting the 4.2 million shares beneficially owned by Xiaofeng Peng underlying options. In addition, these 4.2 million shares are included in the column "Percentage Total Voting Power Prior to Offering." Please revise this table to comply with the requirements set forth in Item 403 of Regulation S-K, including the referenced column headings.

18.   Given the current blanks in this table under the column heading "Percentage Total Voting Power After This Offering," we may have further comments regarding any risks related to the level of control held by SPI Energy Co., Ltd., a company whose principal executive offices are located in Hong Kong and which would appear to meet the definition of "China-based issuer" set forth in CF Disclosure Guidance: Topic No. 10 ("Disclosure Considerations for China-Based Issuers")(November 23, 2020).

Report of Independent Registered Public Accounting Firm, page F-2

19. We note that your auditor is located in Beijing, China. Please tell us whether any of the audit records are retained in China. If so, please include a risk factor regarding the PCAOB's inability to inspect any of those audit records.

You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David C. Fischer